AMERICAS GOLD AND SILVER REPORTS FINANCIAL RESULTS FOR Q2 2026
HIGHLIGHTED BY STRONG OPERATIONAL PERFORMANCE AT COSALÁ AND
UPGRADE PROJECT PROGRESS AT THE GALENA COMPLEX

TORONTO, ONTARIO - August 14, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company) a North American producer of silver and other critical minerals supporting the growth of artificial intelligence ("AI"), electrification, national security, and advanced manufacturing, reports consolidated financial and operational results for the quarter ended June 30, 2026.

This earnings release should be read in conjunction with the Company's Management's Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company's website at www.americas-gold.com.  All figures are in U.S. dollars unless otherwise noted.

Highlights

  Consolidated net revenue increased to $46 million for Q2-2026 or 71% increase compared to $27.0 million for Q2-2025, primarily as a result of higher realized prices.
    YTD-2026 revenues of $114 million increased by 126% compared to YTD-2025 revenues of $50.5 million. The Company is on a strong growth trajectory, having generated nearly the equivalent of its entire fiscal 2025 revenue in the first half of 2026.
  Consolidated silver production of 665,000 ounces was achieved during the quarter
    As previously announced, the Galena Phase 2 shaft upgrade program was extended by an additional two weeks to complete additional work. Also previously disclosed, silver production during the quarter was impacted due to a minor electrical fire in June, deferring access to a planned higher grade stope into the third quarter. Minor repairs in the affected area have been completed.
    Consolidated silver equivalent ounces1 produced was approximately 801,000 ounces (a 5% decrease compared to Q2-2025), including 2.3 million pounds of lead, 0.9 million pounds of copper, and 97,000 pounds of antimony.
    Consolidated silver equivalent ounces for the first half of 2026 was approximately 1.7 million ounces (a 2% increase compared to the first half of 2025), including 4.2 million pounds of lead, 1.8 million pounds of copper, and 234,000 pounds of antimony.
    Remain on-track to achieve full-year guidance of 3.2 to 3.6 million silver ounces, with production expected to be weighted to the second half of the year as the ramp up of operations in Idaho continues.
  Strong operational performance at Cosalá, delivering 337,000 ounces of silver during the quarter which represents a 26% year over year increase when compared to Q2-2025.

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

    Strong production was driven by higher silver grades across fewer tonnes as the company enters the heart of the orebody at EC120, its flagship operation at Cosalá.
  Completed Phase 2 of the Galena No. 3 Shaft modernization program, increasing total hoisting capacity by approximately 150% and skipping payloads by 40%, supporting higher underground mining rates and future production growth.
  Settled approximately $76 million of variable silver and gold debt obligations strengthening the balance sheet, significantly reducing future cash debt-service costs and increasing exposure to silver prices. This settlement eliminates the impact of changes in valuation of these debt instruments due to gold and silver price changes on the income statement prospectively.
  Cash and cash equivalents balance of $88.9 million and working capital1 of $48.6 million as of June 30, 2026, in line with expectations as the Company continues to deploy capital into its consolidated revitalization and growth plans, and the settlement of the above noted variable future debt obligations.
  Cost of sales per silver equivalent ounce sold1, cash costs1 and all-in sustaining costs1 per silver ounce sold averaged $32.05, $25.68 and $40.63, respectively, in Q2-2026.
    For the first half of 2026, cost of sales per silver equivalent ounce sold1, cash costs1 and all-in sustaining costs1 ("AISC") per silver ounce sold averaged $28.33, $24.48 and $36.92, respectively. The first half was in line with plan and on track to achieve AISC guidance of $30.00 - $35.00 per silver ounce sold.
  Net loss of $5.0 million or $0.02 per share for Q2-2026 (net loss of $15.0 million or $0.06 per share for Q2-2025) primarily attributable to higher net revenue and higher gain on fair value of metals contract liabilities, offset by higher foreign exchange loss, higher loss on derivatives, and higher income tax expense.
  Adjusted earnings1 for Q2-2026 was loss of $0.9 million or $0.00 per share (adjusted loss for Q2-2025 was $12.1 million or $0.02 per share) and Adjusted EBITDA1 for Q2-2026 was $12.0 million or $0.04 per share (adjusted EBITDA loss for Q2-2025 was $4.1 million, or $0.05 per share) primarily due to higher net revenue from increased realized silver prices during the period.

Paul Andre Huet, Chairman and CEO, commented: "Our team delivered another quarter of meaningful progress, underscored by strong revenue growth, and continued operational momentum across both Galena and Cosalá. Consolidated net revenue rose 71% year-over-year to $46 million for Q2, and we generated $114 million in the first half alone, nearly matching our full-year 2025 revenue in just six months. These results were achieved despite temporary impacts from the extension of the 14-day planned shutdown period during the quarter for the Phase 2 shaft upgrade and a minor electrical fire at Galena, demonstrating the resilience and commitment of our workforce. I remain deeply proud of the safety culture that continues to define our operations, and of the team's ability to execute through challenges while maintaining focus on long-term value creation."

At Cosalá, our team continues to deliver excellent results, achieving a 26% increase in silver production year-over-year to approximately 337,000 ounces. The successful commercial production from EC120, strong recoveries, and stable grades all contributed to a robust quarter. Cash costs at Cosalá decreased meaningfully to under $17 per ounce, reflecting higher by-product credits and strong operational execution. These results demonstrate the strength of Cosalá and the value of having a diversified production base with multiple opportunities for future growth."

At Galena, the completion of the No. 3 Shaft modernization marks a transformational milestone for the Complex and establishes the infrastructure needed to support the next phase of growth. The upgrades increased hoisting capacity by approximately 150% and expanded skipping payloads by 40%, unlocking the throughput required to support higher mining rates and future production growth. These improvements, combined with modernized mining methods, long-hole stoping advancements, fleet upgrades, and new communication infrastructure, are already driving efficiencies underground."

Looking ahead, we remain firmly on track to achieve our 2026 production guidance of 3.2 to 3.6 million ounces of silver at an AISC of $30 to $35 per ounce sold. At the same time, we are investing in the next generation of growth with the largest drilling campaign in Company history underway at both Galena and Cosalá. We also continue to progress with the design and construction of our processing facility alongside our JV partner, US Antimony, positioning Americas Gold and Silver as a key contributor to the U.S. critical minerals supply chain.

We believe the Company is entering an important period of growth and transformation. We have strengthened the underlying operations, expanded our production capabilities, and are building a pipeline of opportunities designed to create long-term value for our shareholders. I am encouraged by the momentum across all areas of the business and look forward to updating our stakeholders as we unlock further value throughout the year."

Consolidated Production

Consolidated silver production of approximately 665,000 ounces during Q2-2026 was slightly lower than Q2-2025 production due to lower production and grade at the Galena Complex related to the shut down for Phase 2 shaft upgrades and a minor electrical fire, offset by higher production at the Cosalá Operations. Year-to-date Q2-2026 silver production was 1.5 million ounces, in line with the Company's full year guidance of 3.2 to 3.6 million ounces and growth plans.

Consolidated attributable cash costs and AISC for Q2-2026 were $25.68 per silver ounce and $40.63 per silver ounce, respectively. Year-to-date Q2-2026 silver cash costs were $24.48 per silver ounce and $36.92 per silver ounce, respectively, and on track to achieve full year 2026 cost guidance of $30 -$35 per silver ounce sold.

Galena Complex

During Q2-2026, the Company continued to make significant advances at the Galena Complex with the completion of Phase 2 of the No. 3 Shaft modernization program, significantly increasing hoisting capacity. The Galena Complex produced approximately 328,000 ounces of silver in Q2-2026 compared to approximately 420,000 ounces of silver in Q2-2025 partially due to the impact the Phase 2 shaft upgrades and a minor electrical fire at Galena that briefly interrupted production. The mine also produced 2.3 million pounds of lead in Q2-2026 along with 0.1 million pounds of copper and 0.1 million pounds of antimony. Lead by-product production levels may vary in the short term as mining activities focus on increasing higher silver grade, tetrahydrate ore and supporting development continues to be advanced. Cash costs per ounce of silver sold increased to $35.26/oz in Q2-2026 from $23.39/oz in Q2-2025, primarily due to decreases in silver sold and increased use of contractors as operations scale in Idaho.

The Galena Complex remains on track with its operational growth plan in the areas of underground development and long-hole stoping; upgrading the underground fleet; advancing the shaft upgrades; and mine modernization, and communication. The previously announced (see Americas news release dated June 25, 2026) Phase 1 and Phase 2 upgrades to the No. 3 Shaft have improved hoisting capacity, increasing throughput from roughly 42 short tons per hour ("stph") to sustained rates of 85 stph, with peak performance reaching 105 stph-a 150% improvement. Phase 2 improvements centered on installing a new braking system to match the higher speeds enabled by the Phase 1 motor upgrade, along with mechanical, electrical, and control-system enhancements completed during a slightly extended shutdown. Commissioning results showed hoisting rates more than doubling historical performance, and further optimization-such as guide alignment, lighter skips, and in-shaft communication upgrades-will be completed during routine downtime without interrupting operations.

Phase 1 previously increased skip payload from 5 to 7 tons and added a 2,250-hp hoist motor, with a second motor available as a critical spare to strengthen reliability. With both phases complete, the upgraded shaft is expected to deliver 1,350 tons per day of hoisting capacity, a roughly 50% increase, while providing flexibility for future growth across the Galena Complex. The Phase 2 investment totaled approximately US$1.1 million, representing a highly efficient capital outlay that materially enhances throughput and long-term production capability.

Cosalá Operations

Silver production increased in Q2-2026 by 26% to approximately 337,000 ounces of silver compared to approximately 269,000 ounces of silver in Q2-2025, primarily due to higher silver grades and recoveries offset by lower tonnages during the period. Effective January 1, 2026, commercial production was declared for EC120, which has higher silver grades and recoveries based on its mineralogy compared to the zinc-lead-silver San Rafael mine orebody. Mining has ceased at the San Rafael Main Central orebody which caused base metals production of zinc and lead to drop in fiscal 2026 though continues in the higher-grade silver Upper Zone orebody.

Cash costs per silver ounce sold decreased during Q2-2026 to $16.91 per ounce from $30.61 per ounce in Q2-2025, due primarily to higher by-product credits from copper during the period.

Settlement of Silver and Gold Delivery Obligations

During the second quarter, the Company settled its remaining precious metals deliver obligations under existing agreements with Mr. Eric Sprott ("Sprott") and Royal Gold Inc. ("Royal Gold"). On May 20, 2026, the Company settled its remaining obligation to deliver ounces of silver to Sprott in exchange for the issuance of 7,956,696 common shares. On June 10, 2026, the Company also settled its remaining obligation to deliver ounces of gold to Royal Gold through a combination of the delivery of 5,000 ounces of gold and the issuance of 2,652,532 common shares.

These transactions fully settled the Company's remaining precious metals delivery obligations, eliminating impacts to mark-to-market adjustments in instrument valuations due to changes in forward gold and silver prices, simplified and strengthened its capital structure and increased its exposure to future silver prices. Further details regarding the transactions, and their financial statement impact, are described in Notes 9 and 10 to the Company's condensed interim consolidated financial statements for the period ended June 30, 2026, available on the Company's website and under the Company's profile on sedarplus.com.

Outlook

Americas' consolidated production guidance for 2026 is a range between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. The Company remains on track to deliver on its planned production guidance.

Table 1 - 2026 GUIDANCE

2026 PRODUCTION AND COSTS
Silver Production (millions of ounces)	3.2 - 3.6
All-in Sustaining Cost (AISC)[2,3,4] ($/oz sold)	30 - 35
CAPITAL INVESTMENTS ($ millions)
Sustaining Capital ($ millions - includes capitalized infill drilling)	30 - 40
Growth Capital ($ millions)	60 - 80
Total ($millions)	90 - 120

Notes to Table 1

  The Company's guidance assumes targeted mining rates and costs, availability of personnel, contractors, equipment and supplies, the receipt on a timely basis of required permits and licenses, cash availability for capital investments from cash balances, cash flow from operations, or from a third-party debt financing source on terms acceptable to the Company, no significant events which impact operations, an MXN$ to US$ exchange rate of 18 : 1. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated. See below "Cautionary Statement Concerning Forward-Looking Statements".
  Non-IFRS: the definition and reconciliation of these measures are included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.
  By-product metals production is treated as a credit that is reflected in AISC.
  AISC calculations are for the operations only, and exclude non-cash share-based payments expense, and derivative settlements.

Americas' 2026 guidance incorporates the mine and development plans across its operations. At the Galena Complex in Idaho, guidance includes planned growth capital expenditures of $30 - $40 million at the Crescent Mine and planned mine development and shaft upgrades at the Galena Mine, required to incrementally increase production levels as the year progresses. The capital guidance includes further equipment additions at both the Galena Complex, and Cosalá and other growth-related expenditures. By the end of 2026, the Company expects the Galena Complex to reach substantially and sustainably higher production rates. In addition, consolidated exploration capital is targeted to be between $15 to $20 million.

Conference Call Details

Date: August 14, 2026

Time:  11:00 am ET / 8:00 am PT.

Webcast link:  https://www.gowebcasting.com/14777

Live dial in - North American callers please dial: 1-800-715-9871

Live dial in - International callers please dial: 1-647-932-3411

A recording of the conference call will be available for replay through the above webcast link and on the events page of Americas website, or for a one-week period beginning at approximately 2:00 p.m. (Eastern Time) on August 14, 2026, through the following dial in numbers:

Replay dial in - North American callers please dial: 1-800-770-2030; Playback ID: 4755531#

Replay dial in - International callers please dial: 1-647-362-9199; Playback ID: 4755531#

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico, where EC120, a high grade silver-copper mine, is currently being scaled. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For more information:

Miranda Powell

Manager, Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas' EC120 Project; statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex; and expectations on the deployment of capital. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

  average realized silver, zinc and lead prices;
  cost of sales/Ag Eq oz produced;
  cash costs/Ag oz produced;
  all-in sustaining costs/Ag oz produced;
  working capital;
  EBITDA, adjusted EBITDA, and adjusted earnings; and
  silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Copper, Lead, Zinc and Antimony Prices

The Company uses the financial measures "average realized price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, copper, lead, zinc and antimony prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Reconciliation of Average Realized Silver, Copper, Lead, Zinc and Antimony Prices1

Reconciliation of Average Realized Silver, Copper, Lead, Zinc, and Antimony Prices[1]
	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross silver sales revenue ('000)	$43,438	$16,115	$111,406	$28,738
Fixed pricing adjustments ('000)	(1,585)	27	(3,594)	(26)
Silver sales revenue ('000)	$41,853	$16,142	$107,812	$28,712
Divided by silver sold (oz)	624,343	471,664	1,454,230	863,301
Average realized silver price ($/oz)	$67.04	$34.22	$74.14	$33.26

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross copper sales revenue ('000)	$5,402	$-	$11,779	$-
Fixed pricing adjustments ('000)	(420)	-	(425)	-
Copper sales revenue ('000)	$4,982	$-	$11,354	$-
Divided by copper sold (lb)	828,786	-	1,927,872	-
Average realized copper price ($/lb)	$6.01	$-	$5.89	$-

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross lead sales revenue ('000)	$1,879	$1,852	$3,491	$5,264
Fixed pricing adjustments ('000)	(51)	(1)	(51)	(1)
Lead sales revenue ('000)	$1,828	$1,851	$3,440	$5,263
Divided by lead sold (lb)	2,015,671	2,076,077	3,821,211	5,864,460
Average realized lead price ($/lb)	$0.91	$0.89	$0.90	$0.90

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross zinc sales revenue ('000)	$-	$2,274	$-	$11,775
Fixed pricing adjustments ('000)	-	(3)	-	(26)
Zinc sales revenue ('000)	$-	$2,271	$-	$11,749
Divided by zinc sold (lb)	-	1,917,354	-	9,388,118
Average realized zinc price ($/lb)	$-	$1.18	$-	$1.25

	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Gross antimony sales revenue ('000)	$1,030	$-	$2,369	$-
Fixed pricing adjustments ('000)	-	-	-	-
Antimony sales revenue ('000)	$1,030	$-	$2,369	$-
Divided by antimony sold (lb)	92,934	-	214,361	-
Average realized antimony price ($/lb)	$11.08	$-	$11.05	$-

1 Includes Crescent pre-production silver ounces and lead pounds sold from the Galena Complex in fiscal 2026 and excludes EC120 pre-production silver ounces and copper pounds sold from the Cosalá Operations in fiscal 2025.

Cost of Sales/Ag Eq Oz Sold

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Sold" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent sold is based on all metals sold at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/AgEq Oz Sold

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$24,104	$23,479	$48,439	$44,618
Divided by silver equivalent sold (oz)	752,120	871,199	1,709,524	1,739,897
Cost of sales/Ag Eq oz sold ($/oz)	$32.05	$26.95	$28.33	$25.64

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$9,913	$11,600	$21,899	$22,591
Divided by silver equivalent sold (oz)	386,758	390,589	894,522	883,493
Cost of sales/Ag Eq oz sold ($/oz)	$25.63	$29.70	$24.48	$25.57

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$14,191	$11,879	$26,540	$22,027
Divided by silver equivalent sold (oz)	365,362	480,610	815,002	856,404
Cost of sales/Ag Eq oz sold ($/oz)	$38.84	$24.72	$32.56	$25.72

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

Cash Costs and Cash Costs/Ag Oz Sold

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash charges and other indirect mining costs consist of adjustments to non-cash related charges to cost of sales including non-cash remuneration incurred during the period.

Reconciliation of Consolidated Cash Costs/Ag Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$24,104	$23,479	$48,439	$44,618
Smelting, refining and royalty expenses in cost of sales ('000)	(443)	(504)	(950)	(1,572)
Non-cash charges and other indirect mining costs ('000)	-	(1,003)	262	(2,397)
Direct mining costs ('000)	$23,661	$21,972	$47,751	$40,649
Smelting, refining and royalty expenses ('000)	525	1,160	6,483	4,394
Less by-product credits ('000)	(8,152)	(4,787)	(18,639)	(15,524)
Cash costs ('000)	$16,034	$18,345	$35,595	$29,519
Divided by silver sold (oz)	624,343	701,805	1,454,230	1,152,025
Cash costs/Ag oz sold ($/oz)	$25.68	$26.14	$24.48	$25.62

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$9,913	$11,600	$21,899	$22,591
Smelting, refining and royalty expenses in cost of sales ('000)	(213)	(314)	(495)	(1,169)
Non-cash charges and other indirect mining costs ('000)	295	(611)	487	(1,922)
Direct mining costs ('000)	$9,995	$10,675	$21,891	$19,500
Smelting, refining and royalty expenses ('000)	92	914	5,483	3,374
Less by-product credits ('000)	(4,575)	(3,400)	(10,898)	(12,320)
Cash costs ('000)	$5,512	$8,189	$16,476	$10,554
Divided by silver sold (oz)	325,915	267,547	767,138	405,301
Cash costs/Ag oz sold ($/oz)	$16.91	$30.61	$21.48	$26.04

Reconciliation of Galena Complex Cash Costs/Ag Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cost of sales ('000)	$14,191	$11,879	$26,540	$22,027
Smelting, refining and royalty expenses in cost of sales ('000)	(230)	(190)	(455)	(403)
Non-cash charges and other indirect mining costs ('000)	(295)	(392)	(225)	(475)
Direct mining costs ('000)	$13,666	$11,297	$25,860	$21,149
Smelting, refining and royalty expenses ('000)	433	246	1,000	1,020
Less by-product credits ('000)	(3,577)	(1,387)	(7,741)	(3,204)
Cash costs ('000)	$10,522	$10,156	$19,119	$18,965
Divided by silver sold (oz)	298,428	434,258	687,092	746,724
Cash costs/Ag oz sold ($/oz)	$35.26	$23.39	$27.83	$25.40

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Sold

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Sold" in accordance with measures widely reported in the silver mining industry, as developed by the World Gold Council, as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations. However, there is no assurance that the Company's reporting of these non-GAAP measures are similar to those reported by other mining companies.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations and corporate general and administrative costs.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$16,034	$18,345	$35,595	$29,519
Sustaining capital expenditures and exploration costs ('000)[3]	$9,335	4,303	18,092	9,045
All-in sustaining costs ('000)	$25,369	$22,648	$53,687	$38,564
Divided by silver sold (oz)	624,343	701,805	1,454,230	1,152,025
All-in sustaining costs/Ag oz sold ($/oz)	$40.63	$32.27	$36.92	$33.47

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$5,512	$8,189	$16,476	$10,554
Sustaining capital expenditures and exploration costs ('000)[3]	4,245	636	6,260	1,885
All-in sustaining costs ('000)	$9,757	$8,825	$22,736	$12,439
Divided by silver sold (oz)	325,915	267,547	767,138	405,301
All-in sustaining costs/Ag oz sold ($/oz)	$29.94	$32.98	$29.64	$30.69

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Sold
	Q2-2026[1]	Q2-2025[2]	YTD-2026[1]	YTD-2025[2]
Cash costs ('000)	$10,522	$10,156	$19,119	$18,965
Sustaining capital expenditures and exploration costs ('000)[3]	5,090	3,667	11,832	7,160
All-in sustaining costs ('000)	$15,612	$13,823	$30,951	$26,125
Divided by silver sold (oz)	298,428	434,258	687,092	746,724
All-in sustaining costs/Ag oz sold ($/oz)	$52.31	$31.83	$45.05	$34.99

1 Throughout this MD&A, silver, lead, and silver equivalent sold, and cost per ounce measurements during fiscal 2026 include Crescent pre-production from the Galena Operations.

2 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent produced and sold, and cost per ounce measurements during fiscal 2025 include EC120 pre-production from the Cosalá Operations.

3 Capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on EC120.

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q2-2026	Q4-2025
Current Assets ('000)	$127,452	$153,664
Less current liabilities ('000)	(78,831)	(86,164)
Working capital ('000)	$48,621	$67,500

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently. Additional details regarding weighted average number of common shares outstanding are disclosed in Notes 16 to the Company's condensed interim consolidated financial statements.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA
	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Net income (loss) ('000)	$(4,986)	$(15,057)	$4,996	$(34,736)
Depletion and amortization ('000)	6,819	6,497	13,226	12,006
Interest and financing expense ('000)	1,282	1,381	1,855	1,855
Income tax expense ('000)	4,837	121	11,580	93
EBITDA (loss) ('000)	$7,952	$(7,058)	$31,657	$(20,782)
Accretion on decommissioning provision ('000)	149	154	293	314
Foreign exchange loss (gain) ('000)	1,702	(2,809)	1,779	(2,984)
Loss (gain) on disposal of assets ('000)	-	-	41	(966)
Loss (gain) on metals contract liabilities ('000)	(755)	5,503	11,761	15,288
Other loss (gain) on derivatives ('000)	2,851	-	(118)	(709)
Fair value loss on royalty payable ('000)	68	156	176	281
Loss on investment in joint ventures ('000)	76	-	76	-
Adjusted EBITDA (loss) ('000)	$12,043	$(4,054)	$45,665	$(9,558)

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings
	Q2-2026	Q2-2025	YTD-2026	YTD-2025
Net income (loss) ('000)	$(4,986)	$(15,057)	$4,996	$(34,736)
Accretion on decommissioning provision ('000)	149	154	293	314
Foreign exchange loss (gain) ('000)	1,702	(2,809)	1,779	(2,984)
Loss (gain) on disposal of assets ('000)	-	-	41	(966)
Loss (gain) on metals contract liabilities ('000)	(755)	5,503	11,761	15,288
Other loss (gain) on derivatives ('000)	2,851	-	(118)	(709)
Fair value loss on royalty payable ('000)	68	156	176	281
Loss on investment in joint ventures ('000)	76	-	76	-
Adjusted earnings (loss) ('000)	$(895)	$(12,053)	$19,004	$(23,512)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Produced and Sold

References to silver equivalent produced and sold are based on all metals produced and sold on a gross payable basis at average realized silver, copper, lead, zinc, and antimony prices during each respective period, except as otherwise noted.